

April 1, 2014

<u>Via E-mail</u>
James M. Frates
Senior Vice President and
Chief Financial Officer
Alkermes Public Limited Company
Connaught House
1 Burlington Road
Dublin 4, Ireland

Re: Alkermes Public Limited Company
Form 10-KT for the Transition Period Ended December 31, 2013
Filed February 27, 2014
File No. 001-35299

Dear Mr. Frates:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. The file number on the cover page of your document does not agree with the file number, 001-35299, used in the EDGAR system. Please correct the commission file number on the cover page in future filings.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-3

2. Based on your disclosure in MD&A it appears that cost of goods manufactured and sold include the depreciation of your manufacturing facilities but amortization of intangible assets related to goods manufactured and sold is not included in this line item. Please provide us an analysis explaining why amortization related to intangible assets acquired

from Elan that include manufacturing and supply agreements is not included in cost of goods manufactured and sold, and why the "cost of goods manufactured and sold" caption does not include disclosure indicating the amount of amortization of intangible assets related to goods manufactured and sold that is excluded from cost of sales. Please refer to SAB Topic 11:B.

3. Please tell us the nature of the cost elements included in inventory and why you believe your disclosure in this regard under "inventory" on page F-8 is sufficient. See Rule 5-02(6)(b) of Regulation S-X.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies
Revenue Recognition
Collaborative Arrangements
Manufacturing Revenues, page F-10

4. For revenues in which the sales price is based on the end-market sales price earned by the collaborative partners, please tell us what price is billed to record accounts receivable at the date you ship products to your collaborative partners. Provide us your analysis demonstrating that the revenue is realized or is realizable at the date of shipment to the collaborative partners and is not contingent on the end-market sale by the collaborative partners.

16. Collaborative Arrangements
General

5. You provide certain disclosures about your revenue recognition accounting policies for collaborative arrangements in Note 2 Summary of Significant Accounting policies. Please tell us your accounting recognition for other aspects of these arrangements and where these policies are disclosed. Further, tell us your accounting policies regarding separation, allocation and classification for your collaborative arrangements and where these policies are disclosed.

6. In order to help us understand more fully how your collaborative arrangements impact your financial statements for each period presented, please provide us a table showing amounts by year and by line item included in your statements of operations attributable to transactions arising from collaborative arrangements between you and the other participants and to third-parties. Please provide separate tables for this information for each of your "significant" collaborative arrangements and in the aggregate for all of your collaborative arrangements (i.e. the "significant" arrangements and all other arrangements).

Jansen
INVEGA SUSTENNA/XEPLION, page F-37

7. You disclose that you receive certain development milestone payments from Janssen and aggregate tiered royalty payments under this agreement. However your proposed disclosure in your letter to us dated March 12, 2013 stated that "Under its license agreement with Janssen, there are no further development milestones to be earned by the Company related to INVEGA SUSTENNA/XEPLION." Please provide us proposed disclosure to be included in future periodic reports to clarify if there are any further development milestones to be earned under this agreement. If additional milestones can be earned under this agreement, please describe and quantify each of the development milestones to be received under this arrangement in your proposed disclosure as required by ASC 605-28-50-2.

Astra Zeneca, page F-40

8. Your proposed disclosure in your letter to us dated March 12, 2013 stated that "the Company received milestone payments upon the achievement of certain development and commercialization goals, and there are no further milestones to be earned under the agreements." Please confirm to us that you will include this proposed disclosure in future periodic reports.

17. Income Taxes, page F-41

9. Refer to your disclosure that "no provision for income tax has been provided on undistributed earnings of the Company's foreign subsidiaries because such earnings may be repatriated in a tax efficient manner." Please tell us what you mean by repatriated in a tax efficient manner and how your disclosure complies with ASC 740-30-50-2.

10. Please refer to the reconciliation of your statutory tax rate to your effective tax rate. Please provide us a break out by nature and amount of the "permanent items" and the "rate differential" reconciling items for each year presented. Tell us how your current description and percentage disclosed provides information regarding the "underlying cause for difference" as required by Rule 4-08(h)(2) of Regulation S-X and satisfies the requirement that each item over 5% be separately disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald Abbott at (202) 551-3608 or Mark Brunhofer at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant